

## Robert L. Sparno · 3rd

Senior Client Partner - Global Ecosystem and Alliances, Korn Ferry

New York City Metropolitan Area · **Contact info**

500+ connections

 Korn Ferry

Manhattan College

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## Experience



### Senior Client Partner - Ecosystem and Alliances

Korn Ferry · Full-time

Apr 2021 – Present · 6 mos

Delivering scalable impact with Salesforce.com and it partners.
We are inspiring and building Korn Ferry Digital 's Ecosystem of partners to help delight our clients.

Companies must get more from their people, and people need more from the company.

The challenge of motivating, empowering, deploying, developing, and engaging talent has never been sharper than it is now. In response, Korn Ferry's unique IP and digital as ...see more



### Global Director - Strategic Alliances, Salesforce & Private Equity

Sage Intacct, Inc./Sage People · Full-time

Nov 2020 – Apr 2021 · 6 mos

New York City Metropolitan Area

Responsible for Sage's world wide relationship with Salesforce and its ecosystem of partners in driving customer success, growth and innovation.



### Head of Strategic Alliances- North America

Sage · Full-time

Nov 2018 – Nov 2020 · 2 yrs 1 mo

Atlanta Metropolitan Area

https://www.sagepeople.com

Sage People enables multinational companies to manage modern workforces through its global cloud HRMS, transforming how organizations acquire, engage, manage and ...see more



### Customer Experience Leader - (Contract)

Deloitte Digital · Full-time

2017 – 2018 · 1 yr

Greater New York City Area

* Delivered innovative sales, marketing and social initiatives which helped fuel the growth of talent acquistion for the Customer Experience Practice
* Marketed the Deloitte Digital brand across all experience hire talent pools.
* Reinvigorated Deloitte Digital's brand with millennials and experienced hire recrui ...see more



### Salesforce.com

5 yrs

#### Vice President, Alliances and Channels: Industry Vertical Markets

2015 – 2017 · 2 yrs

Responsible for delivering and increasing revenue by developing, enhancing executive C level relationships go-to-market plans, enhancing delivery and consulting capabilities, developing unique innovative solutions while aligning with company vision and goals in driving revenue.
...see more

#### Vice President- Enterprise Alliances and Channels

2012 – 2015 · 3 yrs

Driving revenue with Partners in the Enterprise segment across the US with focus in HLS, FS, Retail/CPG, Telecom

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## Education



### Manhattan College

Master's degree, Religious Studies



**St Francis College**
BA, Religious Studies/Philosophy, 3.88
Activities and Societies: Captain - Hockey Team

Studied Theology and Philosophy

## Licenses & certifications



**Salesforce.com**

## Volunteer experience



**Teacher**
Nazareth Regional High School
Education

Began my career as a High School Teacher



**Coach and Fundraiser**
Princeton Youth Hockey
1997 – 2008 · 11 yrs
Children



**Advisor To The Board**
HomeFront
Poverty Alleviation

HomeFront's mission is to end homelessness in Central New Jersey by harnessing the caring, resources and expertise of the community. We lessen the immediate pain of homelessness and help families become self-sufficient. We work to give our clients the skills and opportunities to ensure adequate incomes, and we work to increase the availability of adequate, affordable housing. We help homeless families advocate for themselves individually and collectively.

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